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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                 Commission File Number: 0-28100
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 (Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
                      For Period Ended: December 31, 1999

        [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:______________________

Read Instruction (on back page) Before Preparing Form, Please Print or Type

Nothing In this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:                AXENT Technologies, Inc.
Former Name if Applicable:              N/A
Address of Principal Executive Office
(Street and Number):                    2400 Research Blvd.,
City, State, Zip Code:                  Rockville, Maryland 20850

                                    PART II
                           RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form
[x]          10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

On February 23, 2000, the management of AXENT Technologies, Inc. dismissed PricewaterhouseCoopers LLP as AXENT's auditors after it was advised that PricewaterhouseCoopers did not meet requirements for "independence" in order to audit AXENT's consolidated financial statements at December 31, 1999 and for the year then ended. On February 23, 2000, AXENT's management engaged Ernst & Young LLP as its independent auditors to audit AXENT's consolidated financial statements at December 31, 1999 and for the year then ended. The events leading to the determination that PricewaterhouseCoopers was not "independent" for purposes of auditing AXENT's financial statements were beyond AXENT's control and could not be eliminated by AXENT. That unexpected change of auditors delayed completion of the audit of AXENT's consolidated financial statements for the fiscal year ended December 31, 1999 and the completion and filing of AXENT's Form 10-K for the year ended December 31, 1999. AXENT will file that Form 10-K no later than the 15th calendar day following the prescribed due date.

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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Robert B. Edwards, Jr.     301         670-3516
           (Name)            (Area Code)  (Telephone No.)
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(2) Have all other periodic reports required under section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ]Yes  [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AXENT Technologies, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000         By: /s/ Robert B. Edwards, Jr.
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                             Robert B. Edwards, Jr.
                             Vice President and Chief Financial Officer